Exhibit (d)(7)

October 28, 2011

Andrew Katz

Dear Andrew:

Get ready to yodel.

Congratulations! On behalf of Yahoo! Inc. (“Yahoo!” or the “Company”), I am pleased to offer you the position of VP I, Engineering, reporting to Seth Dallaire working in Boca Raton, Florida contingent on the closing of the acquisition of interclick, Inc. by Yahoo! as contemplated in that certain Agreement and Plan of Merger by and among Yahoo!, Insbruck Acquisition Corp., and interclick, Inc. This offer and any commencement of employment is contingent on your concurrent or prior execution of the Acknowledgement and Waiver Agreement provided to you by interclick, Inc. and such agreement remaining effective through the closing of the acquisition.

In return for you bringing your expertise and knowledge to our organization, we plan on making it worth your time. Your starting base salary will be $23,750.00 per month ($285,000.00 annually), less applicable taxes, deductions, and withholdings, paid semi-monthly and subject to annual review. Yahoo!’s regularly scheduled pay days are currently on the 10th and 25th of every month. For purposes of this letter, your first day of work at Yahoo! will be considered your “Employment Start Date”.

Sign-On Bonus.    You will receive a one-time sign-on bonus in the amount of $60,000.00, less applicable taxes, deductions and withholdings. This will be payable to you after twelve (12) months from your Employment Start Date, provided you remain employed at Yahoo! on a full-time basis at the time of the scheduled pay out date.

As one of the world’s leading global Internet brands and one of the most trafficked Internet destinations worldwide, Yahoo! Inc. (“Yahoo!” or the “Company”) is committed to being the center of people’s online lives. We enable our users to get more out of life by bringing them a more personal Internet experience that empowers them to do more with the Web. We couldn’t achieve this unless we had the best and brightest minds dedicated to the task-- we truly believe that everything Yahoo! stands for, and everything it can be, starts with our employees.

Management Incentive Plan.    You will be eligible to participate in the 2012 Management Incentive Plan (MIP), with a target incentive of 30% of your annual base salary, prorated, less applicable taxes, deductions, and withholdings. Target incentives do not constitute a promise of payment. Your actual MIP payout will depend on Yahoo! financial performance and management’s assessment of your group and individual performance, and it is subject to, and governed by, the terms and requirements of the MIP plan document. Eligibility for participation in the MIP plan is subject to annual review.

The good stuff just doesn’t stop around here.

Benefits.    A significant part of your total compensation at Yahoo! is derived from the benefits that Yahoo! provides. Yahoo! provides a very competitive benefits package for its eligible full- and part-time employees. Eligible Yahoos may participate in Yahoo!’s health insurance benefits (medical, dental and vision), life insurance, short term and long term disability, the Employee Stock Purchase Plan, 401(k) Plan, and Yahoo!’s Flexible Spending Plan (Healthcare Reimbursement Account and/or Dependent Care Reimbursement Account). Yahoos working less than 40 hours per week may not be eligible for all benefit programs or certain benefits may be provided on a pro-rated basis. Please refer to benefit plan documents for eligibility. Of course, Yahoo! may change its benefits at any time. Prior to New Hire Orientation, you will be provided a website address and logon instructions to access detailed information about Yahoo! benefits programs, including the plan documents.

Paid Time Off.    For purposes of Paid Time Off, you will receive service credit for time worked at interclick, Inc. You will accrue vacation at a rate of twenty (20) days at Yahoo! Thereafter, you will accrue vacation at the regular Yahoo! vacation accrual rate based on your years of service. Vacation is accrued based on hours worked, therefore Yahoos who work a part-time schedule accrue vacation on a pro-rata basis. In addition, Yahoo! currently provides eligible employees with fourteen (14) paid holidays each year.

We interrupt this fantastic offer letter with a word from our lawyers:

Proprietary Agreement and No Conflict with Prior Agreements.    As an employee of Yahoo!, it is likely that you will become knowledgeable about confidential and/or proprietary information related to the operations, products and services of Yahoo! and its clients. Similarly, you may have confidential or proprietary information from prior employers that should not be used or disclosed to anyone at Yahoo!. Therefore, Yahoo! requests that you read, complete, and sign the enclosed Employee Confidentiality and Assignment of Inventions Agreement (“Proprietary Agreement”) and the Proprietary Information Obligations Checklist and return it to Yahoo! prior to your Employment Start Date. In addition, Yahoo! requests that you comply with any existing and/or continuing contractual obligations that you may have with your former employers. By signing this offer letter, you represent that your employment with Yahoo! shall not breach any agreement you have with any third party.

Employment At-Will.    Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated at any time by you or Yahoo!, with or without cause and with or without advance notice. The at-will nature of the employment relationship may not be modified or amended except by written agreement signed by Yahoo!’s Chief Human Resources Officer and you.

Code of Ethics and Yahoo! Policies.    Yahoo! is committed to creating a positive work environment and conducting business ethically. As an employee of Yahoo!, you will be expected to abide by the Company’s policies and procedures including, but not limited to, Yahoo!’s Guide2Working@Y! and Yahoo!’s Code of Ethics. Yahoo! requests that you review, sign and bring with you on your Employment Start Date, the enclosed Code of Ethics Acknowledgment Form.

Entire Agreement/Supersedes Former interclick, Inc. Agreement.    This offer letter and the referenced documents and agreements constitute the entire agreement between you and Yahoo! with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and Yahoo! concerning those subject matters. Moreover, you acknowledge and agree that upon the closing of the Transaction, this offer letter will replace and supersede any prior offer letters or similar agreements between you and interclick, Inc. and that any such offer letters or similar agreements with interclick, Inc. will no longer be of any force or effect.

Work Authorization/Visa.    If you are in need of a work authorization, please let our Staffing Coordinator know at the time that you accept this offer. Please note that the number of employment visas available each year is limited by the U.S. government. In the event that your request for or extension of an employment visa is denied or an employment visa cannot be obtained within a reasonable amount of time (as determined by Yahoo!, in its sole discretion), Yahoo! reserves the right to withdraw or suspend this offer and/or your employment may be terminated (or if your employment has not begun, you may not become employed by Yahoo!). In the event that Yahoo! has agreed to sponsor you for an employment visa, Yahoo! will cover all expenses associated with the visa application process.

Eligibility to Work in the United States.    In order for Yahoo! to comply with United States law, we ask that on your Employment Start Date you bring to Yahoo! appropriate documentation to verify your authorization to work in the United States. Yahoo! may not employ anyone who cannot provide documentation showing that they are legally authorized to work in the United States.

Foreign National Export License.    Before releasing certain export-controlled technology and software to you during your employment at Yahoo!, Yahoo! may be required to obtain an export license in accordance with United States law. Yahoo! will inform you if an export license is needed. If an export license is required, then this offer of employment and/or your continued employment (if applicable) with Yahoo! is contingent upon receipt of the export license or authorization, and Yahoo! will have no obligation to employ you or provide you with any compensation or benefits until the export license or authorization is secured.

Background Check.    Please understand that this offer is contingent upon the successful completion of your background check.

Accepting this Offer.    We’re really excited to have you on our team and can’t wait to receive your acceptance. This offer is contingent on you starting employment at Yahoo! the day after close of the acquisition.

To accept this offer, please:

1.	Sign this letter in the space provided, then scan and email it to Melina Leyco at leycom@yahoo-inc.com. A second copy has been provided for your records.

2.	Hold onto all other new hire documents. Further instructions will be provided after your acceptance is received.

We can’t wait to start working with you and hope that you’ll find working at Yahoo! one of the most rewarding experiences of your life, both professionally and personally.

Start practicing your yodel!

/s/ Melina Leyco
Melina Leyco HR Senior Manager, Mergers & Acquisitions

I accept this offer of employment with Yahoo! Inc. and agree to the terms and conditions outlined in this letter.

/s/ Andrew Katz	10/31/11
Signature	Date

Andrew Katz
Andrew Katz	Planned Employment Start Date
(Contingent upon completion of a satisfactory background check.)

Enclosures

Cc: HR file